September 30, 2024

Chao Gao
Chief Executive Officer
Scage Future
2F, Building 6, No. 6 Fengxin Road
Yuhuatai District, Nanjing City
Jiangsu Province, 210012
People   s Republic of China

Chao Gao
Chief Executive Officer
Scage International Ltd
2F, Building 6, No. 6 Fengxin Road
Yuhuatai District, Nanjing City
Jiangsu Province, 210012
People   s Republic of China

       Re: Scage Future
           Amendment No. 1 to Registration Statement on Form F-4
           Filed September 16, 2024
           File No. 333-281332
Dear Chao Gao and Chao Gao:

     We have reviewed your amended registration statement and have the following comment(s).

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our September 4, 2024 letter.
 September 30, 2024
Page 2
Amendment No. 1 to Registration Statement on Form F-4 filed September 16, 2024 General

1. We note your response to comment 2 that the sponsor is controlled by its general partner,
       Sunorange Limited. Please revise to provide the nature and amount of their interests in the sponsor. Refer to Item 1603(a)(7) of Regulation S-K.
2. We note your response to comment 3. Please revise to also discuss the PIPE Investment.
       Refer to Item 1605(c) of Regulation S-K.
3. We note from your prospectus cover page you are registering up to 75,354,970 Ordinary
       Shares represented by American Depositary Shares. Based upon your disclosures, here and elsewhere in the filing, such shares include 68,277,600 and
6,711,006
       PubCo ordinary shares to be issued to Scage International and Finnovate, respectively, in connection with the business combination. Please disclose the nature of the remaining
       366,364 shares to be issued. Additionally, footnote (1) to the table in
Exhibit 107 appears
       to indicate that PubCo will issue up to 6,711,006 PubCo Ordinary Shares to the shareholders of Finnovate and separately, up to 75,354,970 PubCo Ordinary Shares issuable to the shareholders of Scage International. In this regard, the information provided herein appears to be inconsistent with the rest of the filing. Reconcile for us or revise your filing to fix the discrepancies, accordingly.
Cover Page

4. We note your response to comment 8 and reissue the comment in full. Refer to Item
       1604(a)(3) of Regulation S-K.
Questions and Answers about the Business Combination and the Extraordinary General Meeting
Dilution, page xx

5. We note your disclosure in response to comment 11. Please address the following:

                Consider expanding or revising the table presentation to first give dilution effect solely for the SPAC entity, that is, the shareholders of Finnovate, and its net tangible book value per share, as adjusted, while excluding the de-SPAC transaction, while giving effect to material probable or consummated transactions and other material effects on Finnovate's net tangible book value per share. To the extent there are no such transactions, so state. In this regard, you may consider beginning the table with the dilution impact solely to the SPAC, and then expanding the table to further adjust for the dilution impact to the SPAC non-redeeming shareholders for the total PubCo shares and net tangible book value per share, as adjusted, as you currently disclose.
              Refer to Item 1604(c) of Regulation S-K.

                For each of the five redemption scenarios, disclose outside of the table the Company valuation at or above which the potential dilution results in the amount of the non-
              redeeming shareholders' interest per share being at least the IPO price per share of ordinary share. Refer to Item 1604(c)(1) of Regulation S-K.

                Describe, outside of the table in accordance with Item 1604(c) of Regulation S-
 September 30, 2024
Page 3

           K, each material potential source of future dilution that non-redeeming shareholders'
           may experience by electing not to tender their ordinary shares in connection with the de-SPAC transaction, including sources not included in the table with respect to the determination of net tangible book value per share, as adjusted. Consideration Received by the Sponsor Parties, page xxiii

6. We note your response to comment 13. Please revise this section to include the private warrants held by the sponsor. Refer to Item 1604(b)(4) of Regulation
S-K.
Material Financing Transactions, page 15

7. We note your response to comment 7. Please revise to disclose the anticipated use of proceeds from these financing transactions and the dilutive impact of these financing transactions on non-redeeming shareholders. Refer to Item 1604(b)(5) of Regulation S-K.
Scage International's Reasons for Approval of the Business Combination, page
106

8. We note your response to comment 15. Please revise to discuss the reasons for the PIPE
       Investment and any related financing transactions. Refer to Item 1605(b)(3) of Regulation
       S-K.
 September 30, 2024
Page 4

       Please contact Beverly Singleton at 202-551-3328 or Jean Yu at 202-551-3305 if you
have questions regarding comments on the financial statements and related matters. Please contact Patrick Fullem at 202-551-8337 or Evan Ewing at 202-551-5920 with any other questions.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of
Manufacturing
cc:   Ke (Ronnie) Li